November 22, 2011

VIA EDGAR

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington DC, 20549

RE:	Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 52

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), the undersigned hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 52 to its registration statement on Form N-1A be accelerated to November 23, 2011 or as soon thereafter as possible. Post- Effective Amendment No.52 was filed electronically with the Commission on November 22, 2011. The undersigned is aware of its obligations under the 1933 Act.

Sincerely,

SEI Investments Distribution Co.

            /s/ John C. Munch
By:  John C. Munch
Title: Secretary